

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

Choo Chee Kong
Chairman & Director
CytoMed Therapeutics Limited
1 Commonwealth Lane
#08-22
Singapore 149544

> **Re: CytoMed Therapeutics Limited**
> **Registration Statement on Form F-3**
> **Filed June 13, 2025**
> **File No. 333-288033**

Dear Choo Chee Kong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yarona L. Yieh, Esq.